Exhibit 99.80

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1.                            Name and Address of Company

Lake Shore Gold Corp. (“Lake Shore Gold”)

181 University Avenue

Suite 2000

Toronto, ON

M5H 3M7

2.                            Date of Material Change

February 28, 2011

3.                            News Release

A news release was issued on February 28, 2011 through the facilities of Marketwire and subsequently filed on SEDAR.

4.                            Summary of Material Change

Lake Shore Gold finalized a US$50 million, three-year corporate revolving credit facility (the “Facility”) with UniCredit Bank AG (“UniCredit” or the “Bank”). The Facility is intended to provide Lake Shore Gold with financial flexibility for capital expenditures related to Lake Shore Gold’s projects, principally its Timmins Mine, Thunder Creek Project, Bell Creek Complex and Bell Creek Mill, and for general corporate purposes. The cost of the Facility, including structuring fees, is expected to average between 5.0% and 6.0% on drawn amounts over the term of the facility based on current interest rates.

5.                            Full Description of Material Change

See attached news release.

6.                            Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

7.                            Omitted Information

Not applicable.

8.                            Executive Officer

Mark Utting, Vice-President, Investor Relations, (416) 703-6298.

9.                            Date of Report

March 4, 2011

Cautionary Note Regarding Forward-looking Information

Certain statements in material change report relating to the Credit Facility transaction between Lake Shore Gold and UniCredit Bank AG, as well as Lake Shore Gold’s operating and development plans, general exploration activities and business strategy are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forwardlooking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD COMPLETES US$50 MILLION CORPORATE REVOLVING CREDIT FACILITY

•  Company well financed for growth with $108 million of cash at end of 2010 (including gold bullion inventory), strong cash flow from expected 2011 gold sales and flexibility provided by new credit facility

TORONTO, ONTARIO—(Marketwire — February 28, 2011) — Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or the “Company”) today announced that the Company has finalized a US$50 million, three-year corporate revolving credit facility (the “Facility”) with UniCredit Bank AG (“UniCredit” or the “Bank”). The Facility is intended to provide the Company with financial flexibility with any amounts drawn to be used for capital expenditures related to the Company’s projects, principally its Timmins Mine, Thunder Creek, the Bell Creek Complex and Bell Creek Mill, and for general corporate purposes. The cost of the Facility, including structuring fees, is expected to average between 5.0% to 6.0% on drawn amounts over the term of the facility based on current interest rates. There is no hedging requirement related to the Facility.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We are very pleased with the support we received from UniCredit following a thorough due diligence review and look forward to working with the Bank as we advance our projects. We already have a strong balance sheet and are well positioned to fund our expenditure program, through which we expect to significantly grow both production and resources. The Facility augments our existing capital strength at a very low cost of capital and provides valuable flexibility to fund our growth regardless of the market environment and to also consider potential new opportunities.

“Looking at our growth profile, we are on track to nearly triple gold production in 2011, to 125,000 ounces, and to achieve continued growth over the next several years as we further expand milling capacity and move forward with development of Thunder Creek and Bell Creek. In addition, with an initial resource for Thunder Creek targeted for later this year, and updates to resources at Timmins Mine, Bell Creek and Gold River Trend anticipated for early next year, we also expect to significantly grow our total resource base in the short term. Our exploration budget this year is $31 million, which reflects our belief that the potential exists to establish, develop and mine multiple large-tonnage deposits along the western extension of the Timmins Gold Camp and at our Bell Creek Complex.”

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s mill (also located in Timmins), which has been refurbished and currently has an operating capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec, and owns a large and prospective land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

About UniCredit

UniCredit has been an active mining finance house for over 20 years catering to the needs of its diverse and broad client base. Its deep rooted industry and sector knowledge, coupled with its expertise in complementary banking and risk management services, makes UniCredit a strong partner in financing the mining and metals industries. UniCredit is a major international financial institution with strong roots in 22 European countries as well as representative offices in 27 other markets, with approx. 10,000 branches and 160,000 employees.

Forward-looking Statements

Certain statements in this press release relating to the Company’s production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com